
Bionomics
Limited


05008348

10 May 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL


PROCESSING SECTION
RECEIVED
MAY 1 9 2005
203
SEC MAIL
WASH. D.C.

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per. Jill Mashado
Company Secretary

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

82-34682


Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
10 MAY 2005

BIONOMICS FILES FURTHER PATENTS FOR BNO69 CANCER TARGET

- **New results on BNO69 as a target for breast cancer**
- **New patent application filed**
- **Data published in further scientific journal**

Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) announced today that it has filed further patent applications in key markets (including the US) relating to its proprietary cancer drug target BNO69.

The role of BNO69 as a target for inhibiting angiogenesis (blood vessel formation) was published late last year in the prestigious scientific journal *Proceedings of the National Academy of Sciences USA (PNAS)* and more recently in the scientific journal *Physiological Genomics.* Recent clinical successes with drugs which inhibit angiogenesis, a key factor in the growth of solid cancers, have intensified the interest of pharmaceutical companies in this area.

More recent findings indicate that BNO69 and molecules that silence its expression may have therapeutic utility in directly targeting cancer cells. Cell-based assays demonstrated that BNO69 silencing molecules curtail the tumorigenic behaviour exhibited by a number of tumour cell types, including, breast and colon cancer.

Previously reported animal studies have shown that molecules which silence BNO69 have a profound effect on tumour growth and that BNO69 is potentially an effective drug target for treating breast cancer. In those studies, breast cancer cells that were treated with BNO69 gene-silencing molecules showed a significantly reduced capacity in forming solid tumours in mice. Solid tumours arising from cells treated with BNO69 silencing molecules were over 75% smaller compared to tumours arising from untreated cells. Bionomics has confirmed this data in repeat studies with observed tumour size reductions as high as 94%.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is discovering and developing innovative therapeutics, working with partners to maximize wealth for shareholders. Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics seeks to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

About BNO69

BNO69 is a potential drug target for the treatment of diseases involving angiogenesis. BNO69 silencing molecules have been shown to block the effects of pro-angiogenic growth factors Vascular Endothelial Cell Growth Factor (VEGF) and Basic Fibroblast Growth Factor (bFGF), suggesting that BNO69 functions at a point where the VEGF and bFGF signaling pathways converge. As current therapeutics targeting angiogenesis are aimed at inhibiting primarily the VEGF pathway BNO69 silencing may provide a new, potentially more effective, target for inhibiting angiogenesis.

Bionomics' researchers have developed DNA based molecules that silence the expression of BNO69. These molecules can be potentially used as gene-therapy based therapeutics. Both BNO69 and the BNO69 gene silencing molecules are covered by Bionomics' pending patent applications, which are under examination in major world markets.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.